UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NetJets Doubles Down on Phenom 300 Series with New Deal, Signifies More Than Decade of Trust in Embraer

Melbourne, Florida, October 11, 2021 – After successfully delivering over 100 Phenom 300s—one of NetJets’ most requested aircraft—Embraer and NetJets, Inc. have signed a continuing deal for up to 100 additional aircraft, in excess of $1.2 billion. As part of the deal, NetJets will begin taking delivery of the Phenom 300E in the second quarter of 2023, in both the U.S. and Europe.

NetJets first signed a purchase agreement with Embraer in 2010, for 50 Phenom 300 executive jets plus up to 75 options. With this new aircraft order, which includes a comprehensive services agreement, NetJets signifies their commitment to an enhanced customer experience and their trust in Embraer’s industry-leading portfolio and customer support network to deliver the ultimate experience to its customers.

“We are pleased to have signed this significant deal with NetJets, as our strategic partnership has been an integral part of Embraer’s success for over a decade,” said Michael Amalfitano, President & CEO of Embraer Executive Jets. “NetJets is recognized worldwide for the excellence of its operations and for providing an outstanding customer experience, so this continuing deal is an endorsement to the quality of our product and standards in performance, technology, comfort, and support. Embraer and NetJets share the same vision for business aviation, making the Phenom 300 series—the best-selling light jet for nine years in a row—an excellent choice.”

“For years, the Embraer Phenom 300 has been an integral part of the NetJets fleet. With this order for the Phenom 300E, we continue to provide our Owners with the exceptional travel experiences they have come to expect, as well as continue our significant partnership with Embraer,” said Doug Henneberry, Executive Vice President of Aircraft Asset Management at NetJets, Inc.

Link to images: https://eej.imagerelay.com/sb/fee8faa6-91f8-4341-96f1-f81e06a8fc89/netjets-embraer

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About Embraer Executive Jets

Embraer is creating tomorrow’s world of bespoke private air travel today, utilizing industry-leading innovation, design, and technology—all the while incorporating sustainable and socially responsible practices. As a global company with more than 50 years in aerospace, Embraer delivers the ultimate experience in business aviation through aircraft that feature disruptive performance, comfort, and technology. Its portfolio consists of the Phenom 100EV, which offers the business aviation experience in its purest form; the Phenom 300E, which is the best-selling light jet for the past nine years straight; and the Praetor 500 and the Praetor 600, which with best-in-class flight range, are the most disruptive and technologically advanced midsize and super-midsize business jets, capable of continent-crossing and ocean-spanning missions, respectively. Every day, Embraer business aircraft operate around the globe, supported by a strong, responsive customer support network that’s top-ranked in service across the industry. For more information, visit executive.embraer.com.

About NetJets Inc.

Originally incorporated in 1964 as Executive Jet Airways, NetJets Inc. has been setting—and exceeding—industry standards for more than 55 years. Today, NetJets Inc. is proud to be a Berkshire Hathaway company known for its unwavering commitment to safety and service. It encompasses NetJets, Executive Jet Management, QS Partners, and QS Security and offers a variety of travel solutions customized to fit each Owner’s needs. This includes fractional aircraft ownership, lease and jet card options, aircraft management, private jet chartering, brokerage and acquisition services, and specialized security services. This is why so many of the world’s most discerning travelers choose NetJets Inc. generation after generation. It is also because NetJets has the largest, most diverse private jet fleet in the world, which grants anytime access to even the most remote destinations across the globe. To learn more about the leader in private aviation, visit netjets.com today.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia

	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations